

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
**State Bank of India**

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंज़िल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



Date :
Ref. No. :

No. CC/S&B/VKJ/ 1064 30.07.2010 SUPPL

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam, FILE NO. 82.4524

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 36**
**ACQUISITION OF STATE BANK OF INDORE**
**RECORD DATE FOR DETERMINING THE MINORITY SHAREHOLDERS OF STATE BANK OF INDORE ENTITLED TO RECEIVE SHARES OF STATE BANK OF INDIA**

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/1058 dated 30.07.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


10016144

General Manager

Encl. as above

dw 8/12



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बाँड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 30.07.2010
Ref. No. : CC/S&B/VKJ/ 1058

Dear Sir/Madam,

FILE NO. 82.4524

**LISTING AGREEMENT: CLAUSE 36**
**ACQUISITION OF STATE BANK OF INDORE**
**RECORD DATE FOR DETERMINING THE MINORITY SHAREHOLDERS OF STATE BANK OF INDORE ENTITLED TO RECEIVE SHARES OF STATE BANK OF INDIA**

We refer to our letter no. CO/S&B/VKJ/1034 dated 28.07.2010 vide which we had advised that the Government of India has issued the "Acquisition of State Bank of Indore Order, 2010", in terms of which the entire undertaking of State Bank of Indore shall stand transferred to and vested in the State Bank of India from 26th August 2010.

2. In this connection, in terms of clause 36 of the listing agreement, we further advise that in terms of the above Order, the Executive Committee of the Central Board of State Bank of India has today fixed **11th August 2010** as the **Record Date** for determining the eligible minority shareholders of State Bank of Indore entitled to receive **34** Equity Shares of face value of Rs. Ten (10) each, fully paid up, of State Bank of India for every **100** Equity Shares of face value of Rs. Ten (10) each, fully paid up, held by the aforesaid shareholders in State Bank of Indore.

Yours faithfully,



General Manager


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
**Shares & Bonds Department**, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

**Tel.** : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

No. CC/S&B/VKJ/ 1037

28.07.2010

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

FILE NO. 82.4524

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 36**
**ACQUISITION OF STATE BANK OF INDORE**

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/1034 dated 28.07.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



General Manager

Encl. as above


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंज़िल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 28.07.2010

Ref. No. : CC/S&B/VKJ/ 1034

Dear Sir/Madam,

FILE NO. 82.4524

**LISTING AGREEMENT: CLAUSE 36**
**ACQUISITION OF STATE BANK OF INDORE**

In terms of Clause 36 of the Listing Agreement, we advise that the Government of India has issued the "Acquisition of State Bank of Indore Order, 2010" vide Order no. F.26/1/2009-BOA dated 28th July 2010. In terms of the said Order, the entire undertaking of State Bank of Indore shall stand transferred to and vested in the State Bank of India from the 30th day from the date of the Order, i.e. from 26th August 2010. The aforesaid Order has been issued under sub-section (2) of Section 35 of the State Bank of India Act, 1955.

Yours faithfully,



General Manager


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

No. CC/S&B/VKJ/ 931

14.07.2010

FILE NO. 82.4524

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 36**
**JOINT VENTURE AGREEMENT WITH STATE GENERAL RESERVE FUND (SGRF), SULTANATE OF OMAN**

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/922 dated 14.07.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl. as above

SEC
Mail Processing
Section

AUG 05 2010

Washington, DC
122

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 14.07.2010
Ref. No. :
No./CC/S&B/VKJ/ 922

FILE NO. 82.4524

Dear Sir/Madam,

**LISTING AGREEMENT: CLAUSE 36**
**JOINT VENTURE AGREEMENT WITH STATE GENERAL RESERVE FUND (SGRF), SULTANATE OF OMAN**

In terms of Clause 36 of the Listing Agreement, we advise that State Bank of India, on 14th July, 2010 signed a Joint Venture Agreement with State General Reserve Fund (SGRF), Sultanate of Oman to set up a General Purpose Private Equity Fund for investing in various assets in India. This is a part of sovereign level collaboration between the Government of India and the Government of Sultanate of Oman. The Fund shall have initial target corpus of USD 100 million and is proposed to be expanded in future up to a level of USD 1.5 billion.

Yours faithfully,



(Man Mohan Pathak)
General Manager



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 12.07.2010

Ref. No. : CO/S&B/VKJ/898

FILE NO. 82.4524

**INFORMATION SUBMITTED UNDER RULE 14g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT : CLAUSE 35**
**SHAREHOLDING PATTERN AS ON 30TH JUNE, 2010**

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/886 dated 12.07.2010 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,



(Man Mohan Pathak)
General Manager



Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 12.07.2010

Ref. No. : CO/S&B/VKJ/886

FILE NO. 82.4524

Dear Sir/Madam,

**SHAREHOLDING PATTERN AS ON 30TH JUNE, 2010**
**LISTING AGREEMENT : CLAUSE 35**

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 30th June, 2010. We also enclose a soft copy of the same which has been e-mailed as well.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

FILE NO 82 45[illegible]

(I)(a) Statement showing Shareholding Pattern

| Name of the Company: | | STATE BANK OF INDIA | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Code: | SE | | | | | | | |
| | | | | | | | | |
| Quarter -ended: 30-Jun-2010 | | | | | | | | |
| Face Value 10.00 | | | | | | | | |
| Category code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialised form | Total shareholding as a percentage of total number of shares | | Shares pledged or otherwise encumbered | |
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) | Number of shares | As a percentage |
| (I) | (II) | (III) | (IV) | (V) | (VI) | (VII) | (VIII) | (IX) = (VIII)/(IV)*100 |
| (A) | Shareholding of Promoter and Promoter Group | | | | | | | |
| 1 | Indian | | | | | | | |
| (a) | Individuals/Hindu Undivided Family | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (b) | Central Government/State Government(s) | 1 | 377,207,200 | 377,207,200 | 61.4329 | 59.4136 | 0 | 0.0000 |
| (c) | Bodies Corporate | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (d) | Financial Institutions / Banks | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (e) | Any Other (specify) | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| | **Sub Total (A)(1)** | **1** | **377,207,200** | **377,207,200** | **61.4329** | **59.4136** | **0** | **0.0000** |
| 2 | Foreign | | | | | | | |
| (a) | Individuals (Non-Resident Individuals/Foreign Individuals) | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (b) | Bodies Corporate | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (c) | Institutions | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| (d) | Any Other (specify) | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| d-i | | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| d-ii | | 0 | 0 | 0 | 0.0000 | 0.0000 | 0 | 0.0000 |
| | **Sub Total (A)(2)** | **0** | **0** | **0** | **0.0000** | **0.0000** | **0** | **0.0000** |
| | **Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)** | **1** | **377,207,200** | **377,207,200** | **61.4329** | **59.4136** | **0** | **0.0000** |
| (B) | **Public shareholding** | | | | | | N.A | N.A |
| 1 | **Institutions** | | | | | | N.A | N.A |
| (a) | Mutual Funds/UTI | 279 | 28,362,907 | 28,333,927 | 4.6193 | 4.4674 | | |
| (b) | Financial Institutions / Banks | 69 | 441,961 | 428,771 | 0.0720 | 0.0696 | | |
| (c) | Central Government/State Government(s) | 4 | 124,978 | 3,020 | 0.0204 | 0.0197 | | |
| (d) | Venture Capital Funds | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| (e) | Insurance Companies | 27 | 80,530,115 | 80,528,865 | 13.1153 | 12.6842 | | |
| (f) | Foreign Institutional Investors | 607 | 72,[illegible]29,355 | 72,726,130 | 11.8612 | 11.4713 | | |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| (h) | Any Other (specify) | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| (h-i) | | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| (h-ii) | | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| | Sub Total (B)(1) | 986 | 182,289,316 | 182,020,713 | 29.6881 | 28.7122 | | |


DATAMATICS FIN. SER. LTD.
MUMBAI

| 2 | **Non-institutions** | | | | | | N.A | N.A |
|---|---|---|---|---|---|---|---|---|
| (a) | Bodies Corporate | 4,358 | 17,194,313 | 17,108,928 | 2.8003 | 2.7083 | | |
| (b) | Individuals | | | | | | | |
| i) | Individuals - shareholders holding nominal share capital up to Rs 1 Lakh | 664,553 | 34,598,644 | 22,530,865 | 5.6348 | 5.4496 | | |
| ii) | Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh | 52 | 1,271,548 | 1,271,548 | 0.2071 | 0.2003 | | |
| (c) | Any Other (specify) | 0 | 0 | 0 | 0.0000 | 0.0000 | | |
| (c-i) | Non Resident Indian | 5,150 | 621,286 | 599,288 | 0.1012 | 0.0979 | | |
| (c-ii) | Trusts | 156 | 361,335 | 332,162 | 0.0588 | 0.0569 | | |
| (c-iii) | OCB | 4 | 1,050 | 650 | 0.0002 | 0.0002 | | |
| (c-iv) | Foreign National | 4 | 297 | 297 | 0.0000 | 0.0000 | | |
| (c-v) | Foreign Body Corporates | 6 | 118,547 | 118,547 | 0.0193 | 0.0187 | | |
| (c-vi) | Clearing Member | 331 | 351,255 | 351,255 | 0.0572 | 0.0553 | | |
| | **Sub Total (B)(2)** | **674,614** | **54,518,275** | **42,313,540** | **8.8790** | **8.5871** | | |
| | **Total Public Shareholding (B)=(B)(1)+(B)(2)** | **675,600** | **236,807,591** | **224,334,253** | **38.5671** | **37.2994** | N.A | N.A |
| | **Total (A+B)** | **675,601** | **614,014,791** | **601,541,453** | **100.0000** | **96.7130** | | |
| (C) | **Shares held by Custodians and against which Depository Receipts have been issued** | **1** | **20,868,718** | **20,868,718** | **xxxx** | **3.2870** | N.A | N.A |
| | **GRAND TOTAL (A)+(B)+(C)** | **675,602** | **634,883,509** | **622,410,171** | **xxxx** | **100.0000** | 0 | 0.0000 |

F.LE NO. 82.4524


DATAMATICS FIN. SER. LTD.
MUMBAI

| (I)(b) | Statement showing Shareholding of persons belonging to the category | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Promoter and Promoter Group | | | | | | | 30-Jun-2010 |
| Sr. No. | DP ID | Client Id | Name of the shareholder | Total Shares held | | Shares pledged or otherwise encumbered | | |
| | | | | Number of shares | As a percentage of grand total (A)+(B)+(C) | Number | As a percentage | As a % of grand total (A)+(B)+(C) of sub clause (I)(a) |
| (I) | | | (II) | (III) | (IV) | (V) | (VI) = (V)/(III)*100 | (VII) |
| 1 | 13019300 | 00307638 | PRESIDENT OF INDIA | 377207200 | 59.4136 | 0 | 0.0000 | 0.0000 |
| TOTAL | | | | 377207200 | 59.4136 | 0 | 0.0000 | 0.0000 |

FILE NO. 82.4524


DATAMATICS FIN. SER. LTD.
MUMBAI

| (II)(b) | Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares | | | | | 30-Jun-2010 |
|---|---|---|---|---|---|---|
| Sr. No. | DP ID | Client Id | Name of the DR Holder | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in |
| 1 | | | THE BANK OF NEW YORK | GDR | 20868718 | 3.2870 |
| TOTAL | | | | | 20868718 | 3.2870 |

FILE NO. 82.4524



DATAMATICS FIN. SER. LTD.
MUMBAI

| (II)(a) | Statement showing details of Depository Receipts (DRs) | | | |
|---|---|---|---|---|
| | | | | 30-Jun-2010 |
| Sr. No. | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of outstanding DRs | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
| 1 | GDR | 10434359 | 20868718 | 3.2870 |
| TOTAL | | 10434359 | 20868718 | 3.2870 |

FILE NO. 82.4521


DATAMATICS FIN. SER. LTD.
MUMBAI

| (I)(c) | Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares | | | | |
|---|---|---|---|---|---|
| | | | | | 30-Jun-2010 |
| Sr. No. | DP ID | Client Id | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above} |
| 1 | | | LIFE INSURANCE CORPORATION OF INDIA GROUP | 73916208 | 11.6425 |
| TOTAL | | | | 73916208 | 11.6425 |

FILE NO. 82.4521


DATAMATICS FIN. SER. LTD.
MUMBAI

| (I)(d) | Statement showing details of locked-in shares | | | | |
| --- | --- | --- | --- | --- | --- |
| | | | | | 30-Jun-2010 |
| Sr. No. | Name of the shareholder | Category of Shareholder | Lock in date | Number of locked-in shares | Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) Indicated in Statement at para (I)(a) above} |
| TOTAL | | | | 0 | 0 |

F LE NO. 82.4524


DATAMATICS FIN. SER. LTD.
MUMBAI

| (B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category | | | | | |
|---|---|---|---|---|---|
| OCB | | | | | |
| | | | | | 30-Jun-2010 |
| Sr. No. | Dpid | Client Id | Name | Shares Held | % To Capital |
| 1 | IN302470 | 10793810 | YONKERS FINANCE CORPORATION LIMITED | 600 | 0.0001 |
| 2 | | 03081050 | CGL HOLDINGS MAURITIUS LTD | 350 | 0.0001 |
| 3 | 12012107 | 00015841 | KHEDA INFIN AND MARKETING PVT LTD | 50 | 0.0000 |
| 4 | | 03106131 | TAKEOFF ENTERPRISES LTD (MAURITIUS) | 50 | 0.0000 |
| | | | TOTAL | 1050 | 0.0002 |

FILE NO. 82.4524


DATAMATICS FIN. SER. LTD.
MUMBAI



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
**Shares & Bonds Department,** Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

**Tel. :** 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax :** 022 - 22633470 / 3471 | **E-mail :** gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 12.07.2010
Ref. No. : CO/S&B/VKJ/ 892

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**SECRETARIAL AUDIT**

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/885 dated 12.07.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl: as above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
**State Bank of India**

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 12.07.2010
Ref. No. : CO/S&B/VKJ/ 885

FILE NO. 82.4524

Dear Sir/Madam,

**SECRETARIAL AUDIT**

In terms of Securities Exchange Board of India (SEBI)'s letter no. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 07th July, 2010 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 30.06.2010, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

| | |
|---|---|
| a) Total number of equity shares held in physical form | 1,24,73,338 |
| b) Total number of equity shares held in dematerialized form | 62,24,10,171 |
| **Total** | **63,48,83,509** |

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

# Sudit K. Parekh & Co.

**Chartered Accountants**

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com


RECEIVED

## STATE BANK OF INDIA

## SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialized form as at 30th June 2010. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:



| | | | |
|---|---|---|---|
| 1. | For Quarter ended | : | 30th June 2010 |
| 2. | ISIN | : | INE062 A01012 |
| 3. | Face value | : | Rs.10/- |
| 4. | Name of the Company | : | State Bank Of India |
| 5. | Registered Office address | : | Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021. |
| 6. | Correspondence address | : | The General Manager, State Bank of India, Shares & Bonds Dept, Corporate Centre, 3rd Floor, Verma Chambers, 11-Homji Street, Horniman Circle, Fort, Mumbai 400 001. |
| 7. | Telephone & Fax Nos | : | Telephone 22633462/63/64/65/66<br>Fax 22633470/71 |
| 8. | Email address | : | gm.snb@sbi.co.in |
| 9. | Names of the Stock Exchange where the company's securities are listed | : | BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE and GDRs listed on London Stock Exchange. |


SUDIT K. PAREKH & CO.
MUMBAI
CHARTERED ACCOUNTANTS

| | | Number of shares | % of Total Listed/Paid up Capital |
|---|---|---|---|
| 10. | Issued capital | 63,49,68,500 | 100% |
| 11. | Listed/Paid up capital (Exchange-wise) (as per company records) | 63,48,83,509 | 100% |
| 12. | Held in dematerialized form in CDSL | 40,69,67,798 | 64.10% |
| 13. | Held in dematerialized form in NSDL | 21,54,42,373 | 33.93% |
| 14. | Physical | 1,24,73,338 | 1.97% |
| 15. | Total no. of shares (12+13+14) | 63,48,83,509 | |
| 16. | Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15 ) | Not Applicable | |

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

| Particulars | No. of shares | Applied / not applied for listing | Listed on stock Exchanges (specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In Principal Approval pending for SE (Specify names) |
|---|---|---|---|---|---|---|
| Rights | 865 | Applied | BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE | Yes | Yes | None |

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)


SUDIT K. PAREKH & CO.
MUMBAI
CHARTERED ACCOUNTANTS

FILE NO. 82.4524

| | | | |
|---|---|---|---|
| 18. | Register of members is updated (Yes / No) If yes updated upto which date | : | Yes, 30th June, 2010 |
| 19. | Reference of previous quarter with regards to excess Dematerialized Shares, if any | | NIL |
| 20. | Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? | | NOT APPLICABLE |
| 21. | Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. | | Based on test check we have observed that during this quarter all Demat requests have been processed within 21 days. |

| Total no. of demat requests confirmed after 21 days | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Pending for more than 21 days | Nil | Nil | Nil |

| | | | |
|---|---|---|---|
| 22. | Name, Telephone & Fax No. of the Compliance Officer of the Co. | : | Mr. Shyamal Sinha<br>GM (Compliance)<br>E-Mail: gm.compliance@sbi.co.in<br>Tel.No.22741450, 22021392 |
| 23. | Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS | : | M/s Sudit K. Parekh & Co,<br>Chartered Accountants,<br>Ballard House, 2nd Floor,<br>Adi Marzban Path,<br>Ballard Pier, Fort,<br>Mumbai 400 001.<br>Tel. No. 6617 8000<br>Fax No. 6617 8002<br>Reg. No. 110512W |


SUDIT K. PAREKH & CO.
MUMBAI
CHARTERED ACCOUNTANTS

| | | | |
|---|---|---|---|
| 24. | Appointment of common agency for share registry work | If yes, (name and address) | Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC, Marol, Andheri (E), Mumbai-400093. |
| 25. | Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE) | NIL | |

**For SUDIT K. PAREKH & CO.**
Chartered Accountants




SUDIT K. PAREKH & CO.
MUMBAI
CHARTERED ACCOUNTANTS

**(D. S. KHATRI)**
Partner
M. No. 16316
Mumbai; dated: 7th July, 2010



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
**Shares & Bonds Department**, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

**Tel.** : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

CC/S&B/VKJ/ 764 FILE NO. 82.4523 25.06.2010

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 36**
**SBICAP SECURITIES LTD. (SSL)**
**TAKE OVER AS A DIRECT SUBSIDIARY OF SBI**

We enclose for your information, a copy of our letter No.CC/S&B/VKJ/756 dated 25.06.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully



(M.M.Pathak)
General Manager

Encl. as above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 25.06.2010

Ref. No. : CC/S&B/VKJ/ 756

2

Dear Sir/Madam,

**LISTING AGREEMENT: CLAUSE 36**
**SBICAP SECURITIES LTD. (SSL)**
**TAKE OVER AS A DIRECT SUBSIDIARY OF SBI**

We refer to our letter no. CO/S&B/SKT/2008/3327 dated 11.12.2008 vide which we had advised approval for takeover of SBICAP Securities Ltd. by the State Bank of India(SBI) from SBI Capital Markets Ltd.(SBICAP) to make it a direct subsidiary of SBI.

Further, it has now been decided that SSL may continue to function as a subsidiary of SBICAP for better synergies. Thus, the earlier proposal of taking over SSL as a direct subsidiary of SBI stands withdrawn.

Yours faithfully,



(M.M.Pathak)
General Manager



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
**State Bank of India**

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंज़िल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
**Shares & Bonds Department**, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

**Tel.** : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

FILE NO. 82.4524

Letter No. CC/S&B/VKJ/ 641 Date: 16-06-2010

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 21**
**PAYMENT OF FINAL DIVIDEND**

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/622 dated 16.06.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl: As Above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
**Shares & Bonds Department**, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

**Tel.** : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 16.06.2010

Ref. No. : No. CC/S&B/VKJ/622

FILE NO. 82.4524

Dear Sir/Madam,

**STATE BANK OF INDIA: EQUITY LISTING AGREEMENT: CLAUSE 21 PAYMENT OF FINAL DIVIDEND**

We refer to our letter no. CC/S&B/VKJ/2010/350 dated 14.05.2010 whereby we had forwarded a copy of audited working results of the Bank for the year ended 31st March, 2010 and advise that the Central Board of the Bank had declared a dividend of Rs.30.00 per share (300%) for the financial year ended 31st March, 2010 which also includes an interim dividend of Rs.10.00 per share (100%) already paid on 11.03.2010.

In terms of Clause 21 of the Listing Agreement, we have to advise that the final payment of dividend @ Rs.20.00 per share (200%) will be made on 12th July, 2010. Accordingly, the physical dividend warrants, wherever required, will be issued and will bear the date 12th July, 2010 and will be payable at par at all State Bank of India branches, irrespective of the amount and the payment of dividend through electronic mode will be made on the same day i.e. 12th July, 2010.

Yours faithfully,



(Man Mohan Pathak)
General Manager


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

FILE NO. 82.4524

No. CC/S&B/VKJ/999 23.07.2010

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir/Madam,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT: CLAUSE 36**
**STAND ALONE BOND ISSUE**
**UNDER RULE 144A/REGULATION-S**

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/993 dated 23.07.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



General Manager

Encl. as above


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Homiman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date 23.07.2010

Ref. No. :

No./CC/S&B/VKJ/ 993

FILE NO. 82.4524

Dear Sir/Madam,

**LISTING AGREEMENT: CLAUSE 36**
**STAND ALONE BOND ISSUE**
**UNDER RULE 144A/REGULATION-S**

In terms of Clause 36 of the Listing Agreement, we advise that State Bank of India has concluded the issue of USD 1,000 Mio Fixed Rate Senior Unsecured Notes having a maturity of 5 years at a coupon of 4.50 percent payable semi-annually, under a Stand alone Bond Issue under Rule 144A/ Regulation-S of US Securities Exchange Commission (SEC), in the form of 144A/ Regulation-S Notes. The Bonds will be issued through our London branch as of 27th July, 2010 and shall be listed on Singapore Stock Exchange.

Yours faithfully,



General Manager